U.S. Securities and Exchange Commission
                             Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                          VERIZON COMMUNICATIONS, INC.
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2.  Name of the person relying on exemption:

   ASSOCIATION OF BELLTEL RETIREES, JOHN M. BRENNAN, JACK K. COHEN, EILEEN T.
    LAWRENCE, ROBERT G. GAGLIONE, PAMELA M. HARRISON, JOHN W. HYLAND, DONALD
        R. KAUFMANN, JOHN KOLIMAGA, DAVID J. SIMMONDS AND THOMAS M. STEED
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3.  Address of the person relying on exemption:

             P.O. BOX 33, COLD SPRING HARBOR, NEW YORK   11724
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4.  Written materials.  Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):


Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067                        Web Site: www.belltelretirees.org
Fax: (631) 367-1190                    E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222


                         March 2017

President and            THIS LETTER IS INTENDED FOR VERIZON SHAREHOLDERS ONLY.
Executive Director
John M. Brennan          This letter is for our members who own Verizon stock.
(201) 666-8174           If you do not own Verizon stock, please pass this on
                         to anyone you know who owns Verizon stock.  Association
Senior Staff Manager     Chairman Jack Cohen introduced the "clawback" proposal
Susan M. Donegan         (Item 9) and the Association introduced the retirement
(631) 367-3067           saving proposal (Item 11), both described below.  If
                         you have not received your Verizon proxy card by
BOARD OF                 April 8th, contact your broker or call Computershare
DIRECTORS                Trust Company at 1-800-631-2355.  PLEASE DO NOT RETURN
                         PROXY CARDS to the Association of BellTel Retirees.

Officers
Jack K. Cohen
Chairman of the Board    DEAR FELLOW ASSOCIATION MEMBER:
(914) 245-3129
                         We urge you to vote FOR ITEM 9 AND FOR ITEM 11 on
Eileen T. Lawrence       Verizon's proxy card for the upcoming annual meeting,
Executive Vice President scheduled to be held May 4th in Plano, Texas.
(718) 229-6078
                         ITEM 9: FOR THE "EXECUTIVE COMPENSATION CLAWBACK POLICY
Robert G. Gaglione
Treasurer                As the New  York Times reported in Sunday's Business
(516) 676-0937           section, "a group of 205,000 former telecom employees
                         known as the Association of BellTel Retirees ... wants
                         the company to expand its clawback policy."  (Want
Pamela M. Harrison       Change?  Shareholders Have a tool for That, by Gretchen
Secretary &              Morgenson, March 24, 2017).
V.P. Union Relations
(845) 225-6497           Several years ago, Verizon's Board adopted a policy
                         that authorized the company to "cancel certain
Directors                incentive payments received by an executive who has
John W. Hyland           engaged in financial misconduct" (2016 Proxy, page 46).
(845) 278-9115           After Association Chairman Jack Cohen submitted this
                         shareholder proposal to strengthen the clawback
Donald R. Kaufmann       policy, Verizon posted a new policy that still limits
(610) 687-1363           recoveries to executives who engage in "willful
                         misconduct" that causes significant financial or
John Kolimaga            reputational harm to the company.
(215) 694-7708
                         However, as the Times reported, Verizon's clawback
David J. Simmonds        Policy remains far too narrow.  The term "willful
(732) 636-4847           misconduct" is ill-defined and may limit recoveries
                         to egregious cases only.  "Verizon's policy should also
Thomas M. Steed          cover wrongdoing that arose because of negligence or a
(845) 457-9848           supervisory failure," the article stated.

Board Member Emeritus    Recent high-profile regulatory fines paid by Verizon
Louis Miano              underscore the need for a stronger policy.  In 2015
                         Verizon agreed to pay $90 million to settle a Federal
Board Member Emeritus    Communications Commission investigation alleging that
Robert A. Rehm           Verizon placed unauthorized third-party charges on its
                         customers' mobile phone bills - an unlawful practice
Board Member Emeritus    called "cramming."
C. William Jones
                         Did Verizon's Board scrutinize the actions of executives responsible for control failures to see if any incentive compensation should be recouped? If not, why not? Association attorney Con Hitchcock is quoted in the same Times article, stating: "If executives' behavior costs the company money or damages its reputation, shouldn't there be consequences?"

                         Harry Truman's motto was "the buck stops here." Too often the 21st century CEO version of accountability is "the bucks stay here." Senior executives should be on Notice that their own supposedly "performance-based" compensation is at risk. Accountability influences behavior. And a stronger clawback policy will deter Verizon executives from taking undue risks to boost short-term profitability.

ITEM 11: VOTE FOR A "LIMIT ON MATCHING CONTRIBUTIONS" TO SENIOR EXECUTIVE SAVING PLANS

Verizon continues to offer senior executive officers far more generous retirement saving benefits than rank-and-file managers and other employees receive under the tax-qualified saving plans. We urge you to support this shareholder proposal, submitted by the Association of BellTel Retirees, which will cap the company matching contribution on savings by senior executives.

For example, in 2016 CEO Lowell McAdam received a $21,200 Company contribution to his Management Savings Plan account - a match equal to 6% of his tax-eligible base salary. In addition, McAdam received $424,000 in Company matching contributions to his Executive Deferral Plan account, plus $100,855 in "above-market earnings" on his nonqualified plan assets. (See 2017 Proxy, Compensation Tables, page 49-50,notes 3 and 4).

This $545,000 in total Company matching contributions and "above-market earnings" received by McAdam FOR JUST ONE YEAR dwarfed the maximum Company contribution available to managers or other employees participating only in the Savings Plan. Because the IRS limits total annual contributions to tax-qualified plans, the maximum Company contribution to the Savings Plan was $21,200 in 2016 (the amount received by McAdam and most other senior executive officers). (2017 Proxy, table, page 50).

For McAdam, this is all on top of nearly $2.8 million in accumulated qualified and nonqualified traditional (defined benefit) pension benefits. (2017 Proxy, page 55).

Giving senior executives retirement saving contributions as much as 20 TIMES LARGER than the maximum contribution available to rank-and-file employees who contribute the maximum to the Savings Plan is particularly unfair at a company that first froze its traditional pension plans and then transferred 41,000 retirees to an insurance company, stripping them of their federal pension insurance in the process. Such gross disparities between retirement benefits offered to senior executives and other employees create potential morale problems and reputational risk, which can adversely affect shareholder value.

We also urge you to use your "say on pay" to vote AGAINST ITEM 3: "ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION." A No Vote will send a message that limiting senior executive retirement saving benefits and requiring shareholder approval of windfall severance benefits (a proposal by Jack Cohen in prior years that fell short of a majority vote) are reforms needed to better align executive pay with shareholder interests.

Please VOTE YOUR PROXY CARD FOR ITEM 9 AND FOR ITEM 11.

Sincerely yours,

/s/ John M. Brennan

John M. Brennan
President & Executive Director


THE COST OF THIS LETTER IS BEING BORNE ENTIRELY THE ASSOCIATION OF BELLTEL RETIREES INC. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION.